SMIC to Receive Investment from CIC

Shanghai  [2011-04-19]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, announced today a definitive investment agreement between SMIC and China Investment Corporation (CIC). Under the terms of the agreement, CIC will invest US$250 million in SMIC, acquiring 360,589,053 convertible preferred shares at HK$5.39 per convertible preferred share. After issuance and conversion of the new shares, CIC will own approximately 11.6% of SMIC’s outstanding share capital. The agreement also provides CIC with warrants for investing an additional US$50 million in SMIC on the same terms, and entitles CIC to nominate one member of SMIC’s board of directors.

“We are very pleased with our new partnership with CIC,” said Dr. Jiang Shangzhou, Chairman of SMIC. “Their investment in SMIC provides a source of capital that allows us to take full advantage of our project pipeline. Partnering with CIC is conducive to realizing our development objectives and enhancing our competitive advantage in the international arena. We welcome this investment from CIC.”

The agreement between SMIC and CIC is subject to customary conditions, regulatory approvals, and shareholder approval.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com.

About CIC

China Investment Corporation (CIC) is an investment institution established under the Company Law of the People’s Republic of China in September 2007. It seeks stable and long-term risk-adjusted financial return and is operated strictly on a commercial basis. For more information about CIC, please visit www.china-inv.cn.

Safe Harbor Statements (Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010 and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Investor Relations

Tel: +86-21-3861-0000 x12804

Email: IR@smics.com